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SEC FILE NUMBER
8-48854

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE, VOELKER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. COLUMBIA ST.
(No. and Street)

COVINGTON (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HUBERT DAIGLE - 985-898-3957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK SUITE 300 (Address) COVINGTON (City) LA (State) 70433 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ye

OATH OR AFFIRMATION

I, HUBERT DAIGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE, VOELKER LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hubert Daigle
Signature

COMPLIANCE OFFICER
Title

Barbara Caldwell Daigle
Notary Public #060595

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
Rice, Voelker, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 26, 2018

LOUISIANA • TEXAS
An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets	
Cash	$ 1,815,326
Compensating Balance Held at Clearing Organization	150,000
Receivable from Clearing Broker	117,209
Advances to Employees and Members	489
Furniture and Equipment at Cost, Less Accumulated Depreciation and Amortization of $266,008	66,279
Other Assets	20,864
Total Assets	$ 2,170,167
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 444,877
Due to Members	3,260
Commitments and Contingencies	-
Total Liabilities	448,137
Members' Equity	1,722,030
Total Liabilities and Members' Equity	$ 2,170,167

The accompanying notes are an integral part of this financial statement.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets which range from five to seven years.

Major components of furniture and equipment at December 31, 2017 are as follows:

Equipment	$225,236
Furniture	107,051
	332,287
Accumulated Depreciation	(266,008)
Total	$ 66,279

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition
Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Investment banking advisory fees are due and payable, and are recognized, upon completion of the transactions.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under United States GAAP. In August 2015, the FASB deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018 by implementing the full retrospective method. The Company's implementation efforts include the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts and related accounting policies. Based on the Company's analysis, it believes there could be some changes to its revenue recognition practices as a result of implementing the new standard, limited specifically to a portion of the revenue from investment banking service retainer fees. The new revenue recognition standard applies to the following:

- Trading commission revenue: revenue is recognized at trade date, as it is when the performance obligation is met.
- Investment banking revenues: Success fees and any portion of monthly retainer amounts credited against the total success fee will be recognized at the point in time when the related transaction is completed, as these relate to the performance obligation to successfully broker a specific transaction. The portion of any retainer fees that are not credited against the success fee component will be recognized as revenue monthly over the term of the contract as these relate to the obligation to provide financing advisory and marketing services.

This ASU is not applicable to research revenues as there are no contracts, agreements, or set prices for these services.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02 *Leases* (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting.

Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2018. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows* (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight cash flow classification issues with the objective of reducing differences in practice. This ASU is effective for annual periods beginning after December 15, 2017, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a prospective application is permitted. The Company is evaluating the impact of this ASU on the Company's financial statements.

Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.

Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2017.

Note 4. Agreement with Clearing Organization

The Company utilizes Cowen Execution Services as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2017, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2017, the Company had net capital of $1,634,398 which was $1,534,398 in excess of its required net capital of $100,000.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2017 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under a lease expiring in 2018. Future minimum lease payments under this operating lease are as follows:

2018	$ 35,714
Total	$ 35,714

Note 6. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide advisory services.

The Company leases one of its offices from a related party on a month-to-month basis.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,634,398 which was $1,534,398 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1 at December 31, 2017.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2014, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2017, the Company had no uncertain tax positions.

Note 9. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee contributions and employer contributions.

Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 26, 2018, the date these financial statements were available to be issued. The Company made a distribution to its members on January 12, 2018 for $300,000. The distribution did not violate the Company's net capital compliance requirements. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.